UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                     April 15,
2020

Egor Romanyuk
Barna Capital Group Ltd.
Panagioti Symeou 2
Block C, Suite 4
Limassol, Cyprus, 3105

        Re:     YRC Worldwide, Inc.
                Schedule 13D and Schedule 13D/A beneficial ownership report filings
                Filed on March 17 and April 9, 2020 by Barna Capital Group Ltd. File No. 005-36095

Dear Mr. Romanyuk,

        We have reviewed the above-captioned filings, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filings and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response. After reviewing any amendments to the filings or any information provided in response to these comments, we may have additional comments.

Schedule 13D filed on March 17, 2020

1. The Schedule 13D indicates that Barna "may be deemed to be the beneficial owner of
   1,750,000 shares of Common Stock. Such 1,750,000 shares represent approximately 5.2% of the outstanding shares of Common Stock." As disclosed by the Company on the cover of its
   Annual Report on Form 10-K, File No. 000-12255, filed on March 11, 2020 (the most recent publicly available report of the number of outstanding shares of Common Stock prior to the filing of the Schedule 13D), there were 36,081,170 shares of Common Stock outstanding at
   March 6, 2020. Accordingly, as of the date that the Schedule 13D was filed with the
   Commission, Barna's ownership stake represented only approximately 4.85% of the outstanding shares of Common Stock when calculated in accordance with Rule 13d-1(j).
   Please advise us, with a view toward amending the Schedule 13D to report that Barna was not previously the beneficial owner of more than five percent of the shares of Common
   Stock, how the original calculation of the ownership percentage reported was performed.

2. Please advise us, with a view toward revised disclosure, why you, Mr. Egor Romanyuk, have not appeared as a joint filer within this Schedule 13D beneficial ownership report given that even a person who indirectly shares the power to direct another person to vote or dispose of shares is considered a beneficial owner under Rule 13d-3(a) of Regulation 13D-G.
 Egor Romanyuk
Barna Capital Group Ltd.
April 15, 2020
Page 2

3. Item 2 of Schedule 13D provides information interchangeably at times between Barna
   Capital and Mr. Egor Romanyuk. For example, Item 2(c) and Item 2(f) provide disclosures with respect to Mr. Romanyuk and not Barna. Consequently, either (i) the
Schedule 13D and
   Amendment No. 1 are deficient for failing to comply with Items 2(c) and (f) of the Schedule
   13D and instructions thereto, or (ii) such filings are deficient for failing to disclose that Mr.
   Romanyuk is a reporting person and to provide the information called for by the Schedule
   13D with respect to Mr. Romanyuk in his capacity as a joint beneficial owner. Please revise the Schedule 13D, or advise us why Barna Capital believes no modifications are necessary.

4. Compliance with Item 5(c) of the Schedule 13D and the instructions thereto require the beneficial owner to describe (i) the person who effected the purchase(s) of Common Stock,
   (ii) the date of such transaction(s), (iii) the amount of securities involved, (iv) the price per share, and (v) where and how the transaction(s) was effected. Please advise us, with a view toward revised disclosure, how compliance with this provision was effectuated.

5. Item 5(d) of Schedule 13D requires disclosure of "any other person [who] is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities" and "if such interest relates to more than [5%] of the class, such person should be identified." No disclosure has been provided. Negative responses to line items, inclusive of a determination that the requirement is inapplicable, are required pursuant to Instruction A of Schedule 13D. Please revise to include the omitted information.

6. The name of the issuer in which the beneficial ownership is reportedly held is YRC
   Worldwide Inc., not "YRC Wolrdwide Inc." In addition, the Schedule 13D and the Schedule
   13D/A incorrectly indicate that the Company is incorporated in Nevada. YRC Worldwide is incorporated in Delaware. Separately, please reconcile the inconsistencies of the spelling of your last name on the front cover page where the letter "y" has been included and the signature page which substitutes a different letter in place of "y." Please ensure that all of these oversights are corrected in an amended filing.

7. To the extent that the March 17, 2020 Schedule 13D was filed in error or, alternatively, a conscious decision was made to voluntarily make the filing, please revise to disclose that
   Barna Capital Group was not legally required to make the March 17 Schedule 13D filing with respect to its beneficial ownership of YRC Worldwide, Inc.'s common stock.

8. Please advise us how the date of the event that required the filing to be made was identified.

Schedule 13D/A filed on Schedule 13D/A on April 9, 2020

9. Please advise us how the date of the event identified on the front cover page was identified, and how exactly the purported 5.4% level of beneficial ownership was calculated. In addition, please confirm that any amended Schedule 13D also takes into account all of our observations made on the initial beneficial ownership report made on March 17, 2020.
 Egor Romanyuk
Barna Capital Group Ltd.
April 15, 2020
Page 3

Compliance with Section 14(a) and Regulation 14A

10. Postings on social media website Twitter made on April 11, 13 and 14, 2020, criticize YRC
    Worldwide existing board members, purport to have three superior director candidates in waiting, and claim that Barna Capital Group has received the support of a labor union. It appears that each of these communications constitutes a solicitation as defined in Rule 14a-
    1(l)(1)(iii) of Regulation 14A. These communications were made in advance of a proxy statement filing and publicly distributed in apparent contravention of
Section 14(a) and Rule
    14a-3(a) of Regulation 14A. Please advise us why no proxy statement filing has been made.


        We remind you that all beneficial owners are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions